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	August 1, 2017	MUNICH
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Alison T. White

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:                       RMR Real Estate Income Fund

File Nos. 333-218384 and 811-22260

Dear Ms. White:

Thank you for your July 31, 2017 oral comment regarding your review of pre-effective amendment no. 1 to the registration statement filed on Form N-2 on July 27, 2017 on behalf of RMR Real Estate Income Fund (the “Registration Statement” and the “Fund,” respectively). The Fund has considered your comment and authorized us to respond on its behalf as set forth below. Your comment is summarized in bold, followed by the Fund’s response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

* * * * * * *

Alison T. White

August 1, 2017

Comment and Response

Please confirm in writing that FINRA has reviewed the proposed underwriting terms and arrangements of the offering to be made pursuant to each Prospectus Supplement.

The Fund confirms that it will submit, or ensure that the applicable underwriter submits, any underwritten offering to FINRA for its prior approval of the underwriting terms and arrangements to the extent that review by FINRA of such offering is required.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Mike Hoffman at (212) 735-3406.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon